UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d -2(a)
(Amendment No. 7)*

DeVry Education Group Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

251893103
(CUSIP Number)

Shanda Scibilia
International Value Advisers, LLC
717 Fifth Avenue, 10th Floor
New York, NY 10022
(212) 584-3570
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 251893103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

International Value Advisers, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds

AF
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware, United States
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		5,860,754
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		6,296,547
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,296,547
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions)

IA

CUSIP No. 251893103

1.	Names of Reporting Persons.
I. R.S. Identification Nos. of above persons (entities only).

Charles de Vaulx
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds

OO
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

France
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		5,860,754
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		6,296,547
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,296,547
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 251893103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Charles de Lardemelle
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds

OO
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

United States
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		0
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		6,296,547
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,296,547
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions)

IN

EXPLANATORY NOTE

This Amendment No. 7 to Schedule 13D (the “Amendment”) is being filed with respect to the Reporting Persons’ beneficial ownership in DeVry Education Group Inc. (“DeVry” or the “Issuer”). This amendment supplements the Schedule D as previously filed on June 22, 2016 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On December 8, 2016, DeVry entered into a letter agreement (the “Letter Agreement”) with Michael W. Malafronte and International Value Advisers, LLC, relating to the Support Agreement (the “Support Agreement”) previously entered into on June 29, 2016 by and among DeVry, International Value Advisers, LLC and affiliated parties listed therein (collectively, “IVA”), and Michael W. Malafronte, in his individual capacity and as a member of IVA. In particular, the Support Agreement provides that Mr. Malafronte’s resignation from the board of directors of DeVry shall become effective in the event IVA and IVA Affiliates (as defined in the Support Agreement) ceases collectively to beneficially own or have other ownership interest in aggregate Net Long Positions (as defined under the Support Agreement) of at least 10% of the outstanding shares of DeVry common stock (the “10% Ownership Requirement”). Pursuant to the Letter Agreement, DeVry has agreed that Mr. Malafronte may remain a member of the board of directors for the duration of his term ending at the 2017 annual meeting of shareholders even if the 10% Ownership Requirement is not otherwise met during such term.

The foregoing description of certain terms contained in the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is attached hereto as Exhibit D and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 a. and b. is hereby amended and restated as follows:

The aggregate percentage of Share reportedly owned by each person named herein is based upon 62,623,000 Shares outstanding, as of October 27, 2016 and reported in the Issuer’s Form 10-Q filed on November 2, 2016.

1.	IVA

a)

As of December 9, 2016, 6,296,547 Shares in aggregate were deemed to be beneficially owned by IVA, as the investment manager to i) WORLD which owns 3,857,800 Shares constituting 6.2% of the Issuer’s outstanding Shares, ii) IVAGMF which owns 280,878 Shares constituting 0.5 % of the Issuer’s outstanding Shares, iii) SICAV which owns 456,120 Shares constituting 0.7% of the Issuer’s outstanding Shares, and iv) the Managed Accounts which own 1,701,749 Shares constituting 2.7% of the Issuer’s outstanding Shares.

Percentage: 10.1%

	b)	Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,860,754 Sole power to dispose or direct the disposition: 0 Shared power to dispose or direct the disposition: 6,296,547

2.	Charles de Vaulx

	a)	Mr. De Vaulx, as the CIO and managing member of IVA, may be deemed the beneficial owner of 6,296,547 Shares owned by the Funds and the Managed Accounts.

Percentage: 10.1%

b)	Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,860,754 Sole power to dispose or direct the disposition: 0 Shared power to dispose or direct the disposition: 6,296,547

3.	Chuck de Lardemelle

	a)	Mr. de Lardemelle, as a PM and managing member of IVA, may be deemed the beneficial owner of 6,296,547 Shares owned by the Funds and the Managed Accounts.

Percentage: 10.1%

	b)	Sole power to vote or direct the vote: 0 Shared power to vote or direct the vote: 0 Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 6,296,547

As of December 9, 2016, the Reporting Persons collectively beneficially owned an aggregate of 6,296,547 Shares, constituting 10.1% of the Issuer’s outstanding Shares.

Each Reporting Person, as a member of a “group” with the other Reporting Persons, may be deemed beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Transactions in Shares that were effected by IVA since the most recent filing of 13D/A on November 29, 2016

Exhibit D	Letter Agreement, dated December 8, 2016, by and among DeVry Education Group, Inc., International Value Advisers, LLC (“IVA”), and Michael Malafronte

SIGNATURE

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2016

International Value Advisers, LLC

By:	/s/ Michael W. Malafronte
Name:	Michael W. Malafronte
Title:	Managing Partner

Charles de Vaulx

/s/ Charles de Vaulx

Charles de Lardemelle

/s/ Charles de Lardemelle

EXHIBIT INDEX

Exhibit A	Transactions in Shares that were effected by IVA since the most recent filing of Schedule 13D/A on November 29, 2016

Exhibit B	Joint Filing Agreement*

Exhibit C	Support Agreement, dated June 29, 2016 by and among DeVry Education Group, Inc., International Value Advisers, LLC (“IVA”), and Michael Malafronte*

Exhibit D	Letter Agreement, dated December 8, 2016, by and among DeVry Education Group, Inc., International Value Advisers, LLC (“IVA”), and Michael Malafronte

*Previously Filed

Exhibit A

TRANSACTIONS SINCE THE MOST RECENT FILING

The Reporting Persons engaged in the following transactions in shares of Common Stock of the Issuer since the most recent filing of Schedule 13D/A on November 29, 2016:

	Date of	Transaction Type
Account	Transaction	(Purchase or Sale)	Shares	Price
WORLD	11/29/2016	Sale	9,363	$29.60
SICAV	11/29/2016	Sale	6,435	$29.60
Managed Accounts	11/29/2016	Sale	4,698	$29.60
IVAGMF	12/1/2016	Sale	406	$30.00
WORLD	12/1/2016	Sale	5,581	$30.00
SICAV	12/1/2016	Sale	658	$30.00
Managed Accounts	12/1/2016	Sale	2,460	$30.00
IVAGMF	12/2/2016	Sale	7,187	$29.69
WORLD	12/2/2016	Sale	98,894	$29.69
SICAV	12/2/2016	Sale	11,658	$29.69
Managed Accounts	12/2/2016	Sale	43,597	$29.69
IVAGMF	12/5/2016	Sale	7,959	$29.70
WORLD	12/5/2016	Sale	109,516	$29.70
SICAV	12/5/2016	Sale	12,911	$29.70
Managed Accounts	12/5/2016	Sale	48,278	$29.70
IVAGMF	12/7/2016	Sale	1,049	$31.18
WORLD	12/7/2016	Sale	14,112	$31.18
SICAV	12/7/2016	Sale	1,675	$31.18
Managed Accounts	12/7/2016	Sale	6,039	$31.18
IVAGMF	12/7/2016	Sale	13,763	$31.25
WORLD	12/7/2016	Sale	185,069	$31.25
SICAV	12/7/2016	Sale	21,967	$31.25
Managed Accounts	12/7/2016	Sale	79201	$31.25
IVAGMF	12/8/2016	Sale	14113	$31.16
WORLD	12/8/2016	Sale	194,688	$31.16
SICAV	12/8/2016	Sale	21,193	$31.16
Managed Accounts	12/8/2016	Sale	84,271	$31.16

Exhibit D

Letter Agreement

BY E-MAIL

December 8, 2016

International Value Advisers, LLC
717 5th Avenue, 10th Floor
New York, New York 10022

Attn:	Michael Malafronte
michael.malafronte@ivafunds.com

Shanda Scibilia
shanda.scibilia@ivafunds.com

Re:	Invitation for Michael Malafronte to Complete 2016-2017 Term as a
DeVry Education Group Inc. Director and Conditional Partial Waiver

Dear Michael and Shanda:

Reference is made to Section 1(f) of that certain Support Agreement, dated June 29, 2016 (the “Support Agreement”), by and among persons affiliated with International Value Advisers, LLC described therein, DeVry Education Group Inc. (“DeVry Group”) and Michael Malafronte and that certain letter of Irrevocable Resignation of even date from Michael Malafronte (the “Resignation Letter”) delivered to DeVry Group in connection therewith. Capitalized but not defined terms shall have the meanings set forth in the Support Agreement.

As discussed, under the terms of Section 1(f) of the Support Agreement and the Resignation Letter, Michael Malafronte’s resignation from the board of directors of DeVry Group (the “Board”) would become effective in the event “IVA, together with all of the IVA Affiliates, ceases collectively to beneficially own or have other ownership interest in aggregate Net Long Positions of at least 10% of the outstanding shares of Common Stock” (the aforementioned clause being the “10% Threshold Condition”). The Board has valued and appreciated Michael Malafronte’s contributions as a director and hereby extends an invitation for Mr. Malafronte to remain a member of the Board for the duration of the term ending at the 2017 Annual Meeting of Shareholders (the “2016-2017 Term”) in the event the 10% Threshold Condition would otherwise be satisfied.

If Mr. Malafronte wishes to continue his service on the DeVry Group Board during the 2016-2017 Term, please sign this letter below and return a .pdf copy to Gregory S. Davis at gsdavis@devrygroup.com. Upon receipt of a countersigned version of this letter, DeVry Group hereby waives its rights under the 10% Threshold Condition and, accordingly, the Resignation Letter shall not become effective in the event the 10% Threshold Condition is otherwise satisfied.

DeVry | Education Group

If you have any questions, please contact me or Gregory S. Davis at 630-515-3135.

Best regards,

DEVRY EDUCATION GROUP INC.

By: ______________________
Christopher Begley
Chair of the Board of Directors

CC: Murray A. Indick
Morrison & Foerster LLP
mindick@mofo.com

Agreed and Acknowledged this 8th day of December, 2016

By: /s/ Michael Malafronte
Michael Malafronte

INTERNATIONAL VALUE ADVISERS, LLC

By: /s/ Michael Malafronte
Michael Malafronte
Managing Partner

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